EXHIBIT 97

AMES NATIONAL CORPORATION

Ames, Iowa

CLAWBACK POLICY

Introduction

Ames National Corporation’s (the “Company’s”) Board of Directors (the "Board") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "Policy"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "Exchange Act").

Administration

This Policy shall be administered by the Board with duties outside of regular board meetings to be administered by the Company’s Personnel Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed, who may from time to time be deemed subject to the Policy by the Board ("Covered Executives").

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means semi-annual bonuses and other cash incentives; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure.

Financial reporting measures include:

●	Net income.
●	Total assets
●	Other earnings measures such as the provision for credit losses and net loan charge-offs.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a)    requiring reimbursement of cash Incentive Compensation previously paid;

(b)    offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(c)    taking any other remedial and recovery action permitted by law, as determined by the Board.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the "Effective Date") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after October 1, 2023.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board may require that any employment agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement or similar agreement and any other legal remedies available to the Company.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives. Covered Executives will be required to sign the Clawback Policy Acknowledgement (Attachment #1) to this policy in order to receive incentive

Attachment #1

AMES NATIONAL CORPORATION’S CLAWBACK POLICY

Clawback Policy Acknowledgment

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Ames National Corporation's (the “Company”) Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the "Policy"). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Personnel Committee that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

By:	Date:

[Name]

[Title]